                                               1934 Act Registration No. 1-14696
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        China Mobile (Hong Kong) Limited
                 (Translation of registrant's name into English)

                                 60/F The Center
                             99 Queen's Road Central
                                Hong Kong, China
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F   X             Form 40-F
                                     -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes____                No    X
                                                          -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________.)

--------------------------------------------------------------------------------

                                    EXHIBITS

Exhibit Number                                                              Page

  1.1   Announcement, dated March 18, 2004

                           FORWARD-LOOKING STATEMENTS

           The Announcement, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to the Company's ability to maintain a relatively high growth rate, maintain its position as the market leader and implement measures to maintain and consolidate market share in the high-value customer market, as well as statements relating to improvements in China's telecommunications regulatory environment following entrance into the World Trade Organization and the future growth in China's mobile telecommunications market.

           Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in regulatory policies of the Ministry of Information Industry and other relevant government authorities, the effects of competition on the demand and price of the Company's cellular services, any changes in wireless and related technology, which could affect the viability and competitiveness of the Company's cellular networks and its cellular and other services, and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CHINA MOBILE (HONG KONG) LIMITED


Date: March 19, 2004                       By: /s/ Wang Xiaochu
                                               ----------------
                                           Name:  Wang Xiaochu
                                           Title: Chairman and Chief Executive
                                                  Officer

                                                                     Exhibit 1.1

                             [LOGO OF CHINA MOBILE]

                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                       2003 ANNOUNCEMENT OF FINAL RESULTS

..  Consolidated turnover reached RMB158.6     .   Consolidated net profit of
billion, up by 23%                            RMB35.6 billion, up by 9%
..  Consolidated EBITDA of RMB92.3 billion,    .   Total subscribers exceeded
up by 19%                                     141.6 million, up by 20%
..  Sustained high EBITDA margin of 58.2%

CHAIRMAN'S STATEMENT

Dear Shareholders,

With intensified competition in Mainland China's telecommunications market and the outbreak of Severe Acute Respiratory Syndrome, or SARS, in certain regions of China during the first half, 2003 was a challenging year for the Group. It is, thus, gratifying to note that, notwithstanding the intensely competitive market environment, by unswervingly pursuing its established development strategies and focusing on its core mobile telecommunications businesses, proactively integrating its brands and developing new businesses, while concurrently leveraging its competitive advantages, enhancing management techniques and improving efficiency, thereby preserving its sound fundamentals, the Group nonetheless sustained continued steady business growth and its solid financial profile, while maintaining its position as the industry and market leader.

Financial Results

By leveraging the advantages of scale that result from its being the market leader in Mainland China's mobile telecommunications industry and ceaselessly pursuing refined management techniques, despite the intensified competition in the telecommunications market and the impact of SARS, the Group's operating revenue in 2003 reached RMB158,604 million, representing an increase of 23.4 per cent. compared to 2002's figure. EBITDA reached RMB92,278 million, representing an increase of 19.4 per cent. compared to that of 2002. EBITDA margin was maintained at a relatively high level of 58.2 per cent. Net profit reached RMB35,556 million, representing an increase of 9.1 per cent. compared to that of 2002. The Group's earnings per share was RMB1.81, representing an increase of
6.5 per cent. compared to 2002's figure. In 2003, the Company maintained its sound capital structure and robust free cash flow, thereby providing a solid foundation and safeguard for the Company's future development.

Business Review

Throughout the past year, competition within Mainland China's telecommunications market intensified by the day. The lower-end market was particularly impacted. To meet this competition, the Group fully leveraged its network advantages, integrated its brands and enhanced its customer service, rolled out marketing plans, such as service packages and point accumulation reward programs to meet the needs and consumption characteristics of different customer segments, and aggressively promoted voice usage volume, to increase business revenue. Focusing on the unique characteristics of the Chinese telecommunications market, by actively developing corporate and institutional customers, the Group stabilized its base of high-value subscribers while concurrently introducing and developing new and innovative businesses. Through the adoption of a series of effective competitive strategies, the Group experienced steady business growth. As at 31 December 2003, the Group's subscriber base reached 141.6 million and the total usage volume reached 373.2 billion minutes. The Group's average revenue per user per month (ARPU) in 2003 was RMB102, reflecting a moderating rate of decline. As a result, the Group's position as the market leader in Mainland China's mobile telecommunications industry was further secured.

In 2003, to address market needs and implement the Company's strategies, further brand integration programs were launched and brand value has assumed increasing prominence, including the successful full-scale launch of the new "M-Zone" services targeting the youth market. In its first year, through a series of rich and vibrant marketing campaigns that have elicited a vigorous response and acclaim from its target market, the "M-Zone" services have rapidly achieved a subscriber base of over 10 million. This robust brand positioning has shown promise. The marketing initiatives for "M-Zone" resulted in the Group winning various awards, such as "The Best Show" from The Regional DM Asia Awards 2003.

In conjunction with brand promotion, the Group further refined its operation support systems, to fully implement its "single point access to all network services" model. In 2003, the Group also completed a subscriber information management platform. By providing both standardized basic service offerings plus personalised services, the Group was able to fulfil the needs of various market segments. Furthermore, leveraging these new systems and capabilities, the Group launched new initiatives such as "Any Billing Error, Double Refund" and International Roaming Chinese Greeting Messages, that are unique to the Chinese market, thereby further enhancing customer satisfaction and loyalty.

In 2003, the Group's new businesses continued to drive rapid growth. The proportion of the Group's operating revenue derived from new businesses increased by 4.1 percentage points when compared to that of 2002, reaching a double-digit figure of 10.2 per cent. for the first time ever. In particular, the Short Message Service, or SMS, grew rapidly, doubling in both usage volume and revenue when compared to 2002. SMS continued to be the main source of revenue growth for new businesses. Concurrently, in accordance with principles of "fairness, openness and `win-win' co-operation", the Group's "Monternet" entered into broad co-operation arrangements with third-party mobile service providers, with outstanding results. With more than 880 SMS service providers offering more than 70,000 types of services, and with a subscriber base exceeding 62.42 million, the widely-recognised "Monternet" brand is now beginning to assert its truly massive market influence.

In 2003, the Group stepped up its efforts to promote voice usage volume, especially by stimulating off-peak hour usage and increasing network utilization during off-peak hours and in low-traffic areas. Further, under the principle of optimizing its investment structures and pursuing economically efficient investments, the Group implemented network construction and optimization initiatives to meet the needs of the Group's growing subscriber base and business operations, thereby laying a solid foundation for the Group's long-term development. The Group is actively monitoring and studying the development of 3G mobile telecommunications technology and will conduct 3G technology trials in certain cities, to prepare for the future adoption of, and smooth migration into, next-generation mobile technology.

Active Implementation of External Growth -- Continuing our Acquisition
Strategies

By unswervingly pursuing the complementary development strategies of organic and external growth, the Company has actively sought opportunities to invest in quality telecommunications assets in Mainland China. At present, the Company is proceeding with the acquisition of mobile telecommunication companies in Neimenggu (Inner Mongolia) and 9 other provinces and autonomous regions in Mainland China, thereby continuing to create value for its shareholders.

Management of the Group

In 2003, the Group's development strategy employed refined management techniques. By implementing thorough budget management and truly comprehensive performance appraisal systems, the Group ensured the high-level integration of all aspects of management and realized the benefits of its incentive and control mechanisms, to enhance internal controls and reduce risk. The Company's outstanding performance in 2003 won popular recognition and acclaim from various sectors, chief among them: once again being selected as one of "The World's 400 A-List Companies" by the renowned business magazine Forbes, and being the only company in Mainland China to receive this honor two years in a row; being ranked first in "The Top 200 Emerging-Market Companies" by BusinessWeek for the fourth consecutive year; being named "Best Managed Telecommunications Company in China 2003" by the renowned financial magazine Euromoney; and being named "Best Financial Management" in China in the "Asia's Best Companies 2003" survey by the renowned financial magazine FinanceAsia.

Corporate Social Responsibility

As the industry leader, the Group has always stressed corporate social responsibility and contributing to the community. In 2003, the Group continued to engage in community service, such as making charitable donations to combat the SARS outbreak, supporting environmental protection and helping the disadvantaged. The Group also effectively employed its own network resources to disseminate timely and helpful SARS-related news, as authorised by the News Center of the Ministry of Health of China, to all its customers free of charge via its SMS platform. This initiative not only provided the public with access to the latest information, but also enhanced the Group's corporate profile and received wide acclaim from the community. The "8858" SMS-based charitable donation service established by the Company in 2002 to support the China Children and Teenagers' Fund has significantly benefited the community. More than RMB20 million in private donations has been collected through this channel.

Dividend

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Having taken into account such factors as the Company's financial position, cash flow position and requirements to ensure the sustainable future growth of the Company's business, particularly the current acquisition of the mobile telecommunications companies in Neimenggu (Inner Mongolia) and 9 other provinces and autonomous regions, the Board recommends payment of a final dividend of HK$0.20 per share for the financial year ended 31 December 2003. This, together with the interim dividend of HK$0.16 per share already paid during 2003, amounts to an aggregate dividend payment of HK$0.36 per share for the full financial year, representing an increase of 12.5 per cent. over the annual dividend of HK$0.32 for the financial year 2002 and a dividend payout ratio of 21.1 per cent. The Board is of the view that the Company's strong free cash flow will be capable of supporting the investments required for sustained and steady growth and generating a good cash return to shareholders. The Company will endeavour to achieve a long-term sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Looking to the Future

From a macro market environment perspective, along with the continuous rapid rate of China's overall economic growth, the continual increase in consumer spending, improvements in mobile telecommunications technologies and rich mobile telecommunications services offerings, will all help promote the increasing acceptance and usage of mobile telecommunications in China, as such services become more and more an integral part of daily life. The number of mobile subscribers in China has already surpassed the number of fixed-line subscribers. This phenomenon demonstrates the tremendous growth potential for the mobile telecommunications market in China and the growth opportunities portending for the Group. At the same time, the increasingly intensified competition in the Mainland China's mobile telecommunications market also presents demanding challenges for the Group.

In the face of these opportunities and challenges, particularly the ever-competitive market conditions, the Group will seize opportunities, leverage its advantages and adopt effective measures to respond proactively. In 2004, the Group will continue to further integrate its brands, continuously improve customer service and satisfaction, proactively experiment with terminal customization, strive for bold innovation, and develop new businesses, with a view to nurturing new revenue contributors, while concurrently closely monitoring the development of new mobile telecommunications technologies. The Company also intends to complete the current acquisition of the mobile telecommunications assets in

Mainland China from its parent company. The speedy integration of these businesses and thorough reform of their management will further enhance the Group's overall capabilities.

Looking ahead, the Group will continue to uphold the philosophy that Company management must always be candid, open, innovative and resolute, to maintain sound business fundamentals and pursue balanced and sustainable development. I am resolute in my belief that, by leveraging the advantages of the Group in a wide range of areas and pursuing an appropriate development strategy, relying on the unwavering perseverance of the Group's management and its employees, we can provide even better quality services to our customers and generate greater value for our shareholders.

Finally, on behalf of the Board, I would like to take this opportunity to express my heart-felt thanks to our shareholders and investors for their continued support, and to all members of the Board and the employees of the Group for their diligent work in the past year.

                                                         Wang Xiaochu
                                            Chairman and Chief Executive Officer

Hong Kong, 18 March, 2004

GROUP RESULTS

China Mobile (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003.

CONSOLIDATED INCOME STATEMENT

                                                                              Year ended 31 December

                                                                                                2002
                                                        Note               2003             restated

                                                                    RMB million          RMB million
Operating revenue (Turnover)                             4
Usage fees                                                              111,027               93,272
Monthly fees                                                             20,666               16,901
Other operating revenue                                  5               26,911               18,388
                                                                         ------               ------
                                                                        158,604              128,561


Operating expenses
Leased lines                                                              4,914                5,287
Interconnection                                                          12,868               12,975
Depreciation                                                             36,611               26,827
Personnel                                                                 7,700                6,757
Other operating expenses                                 6               43,308               27,919
                                                                         ------               ------

                                                                        105,401               79,765

Profit from operations                                                   53,203               48,796
Amortisation of goodwill                                                 (1,850)                (936)
Other net income                                                          2,464                1,686
Non-operating net income                                                    434                  571
Interest income                                                             807                  713

Finance costs                                                            (2,099)              (1,852)
                                                                        -------              -------

Profit from ordinary activities before taxation                          52,959               48,978
Taxation                                                 7              (17,412)             (16,375)
                                                                       --------             --------

Profit from ordinary activities after taxation                           35,547               32,603
Minority interests                                                            9                   (2)
                                                                       --------             --------

Profit attributable to shareholders                                      35,556               32,601
                                                                       ========             ========
Dividends attributable to the year:
Interim dividend declared and paid during the year       8                3,339                   --
Final dividend proposed after the balance sheet date     8                4,178                6,678
                                                                       --------             --------

                                                                          7,517                6,678
                                                                       ========             ========

Earnings per share--Basic                               9(a)           RMB 1.81             RMB 1.70
                                                                       ========             ========

Earnings per share--Diluted                             9(b)           RMB 1.81             RMB 1.70
                                                                       ========             ========

Dividend per share--Interim                              8              HK$0.16                   --
                                                                       ========             ========

Dividend per share--Final                                8              HK$0.20              HK$0.32
                                                                       ========             ========

CONSOLIDATED BALANCE SHEET

                                                                              As at 31 December
                                                                                                2002
                                                                           2003             restated
                                                                    RMB million          RMB million
Non-current assets
Fixed assets                                                            171,604              165,409
Construction in progress                                                 28,370               23,013
Goodwill                                                                 34,373               36,223
Interest in associates                                                       16                   16
Investment securities                                                        77                   77
Deferred tax assets                                                       3,263                4,991
Deferred expenses                                                           143                  190
                                                                            ---                  ---

                                                                        237,846              229,919

Current assets
Inventories                                                               2,050                1,586
Amount due from ultimate holding company                                    762                1,282
Accounts receivable                                                       6,116                6,066
Other receivables                                                         1,787                1,465
Prepayments and other current assets                                      2,128                2,059

Tax recoverable                                                             258                   --
Deposits with banks                                                      17,227               11,069
Cash and cash equivalents                                                39,129               32,575
                                                                        -------               ------

                                                                         69,457               56,102

Current liabilities
Bank loans and other interest-bearing borrowings                         13,090                8,132
Bills payable                                                             2,059                1,256
Current instalments of obligations under finance leases                      68                   68
Current portion of deferred revenue                                       9,476                6,760
Amount due to ultimate holding company                                    1,352                1,217
Amount due to immediate holding company                                      47                  402
Accounts payable                                                         25,225               19,251
Accrued expenses and other payables                                      22,317               16,460
Tax payable                                                               4,516                6,568
                                                                        -------               ------

                                                                         78,150               60,114

Net current liabilities                                                  (8,693)              (4,012)

Total assets less current liabilities                                   229,153              225,907

Non-current liabilities
Bank loans and other interest-bearing borrowings                        (19,407)             (36,348)
Amount due to immediate holding company                                  (9,976)             (15,176)
Deferred revenue, excluding current portion                                (688)                (869)
Deferred tax liabilities                                                    (97)                 (58)
                                                                        -------               ------

                                                                        (30,168)             (52,451)

Minority interests                                                         (182)                (191)

NET ASSETS                                                              198,803              173,265
                                                                        =======              =======

CAPITAL AND RESERVES
Share capital                                                             2,099                2,099
Reserves                                                                196,704              171,166
                                                                        -------              -------

                                                                        198,803              173,265
                                                                        =======              =======

Notes:

1    Basis of preparation

     The Group's audited consolidated results for the year ended 31 December 2003 include the results of the Company, Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shangdong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile"), Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), China Mobile Holding Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited ("Aspire"), Aspire Information Network (Shenzhen) Limited and Aspire Technologies (Shenzhen) Limited, for the year ended 31 December 2003.

     The Group's audited consolidated results for the year ended 31 December 2002 include the results of the Company, Guangdong Mobile, Zhejiang Mobile, Jiangsu Mobile, Fujian Mobile, Henan Mobile, Hainan Mobile, Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile, Guangxi Mobile, China Mobile (Shenzhen) Limited and Aspire and its subsidiaries for the year ended 31 December 2002, and the post-acquisition results of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile for the period from 1 July 2002 to 31 December 2002.

2    Change of accounting policy

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice ("SSAP 12 (revised)") issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. Under the SSAP 12 (revised), deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilised.

     As a result of the adoption of this accounting policy, the Group's profit for the year ended 31 December 2003 has been decreased by RMB62,000,000 (2002: RMB141,000,000) and the net assets as at 31 December 2003 have been increased by RMB1,001,000,000 (at 31 December 2002: RMB1,063,000,000).

     The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information of the Group adjusted for the amounts relating to prior periods.

3    Segment reporting

     No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

4    Turnover

     Turnover represents usage fees, monthly fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 to 3.3 per cent. of the corresponding revenue.

5    Other operating revenue

     Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue. Roaming in fees are received from China Mobile Communications Corporation in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

6    Other operating expenses

     Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and other miscellaneous expenses.

7    Taxation

     Taxation in the consolidated income statement represents:

                                                                                              2002
                                                                                 2003     restated
                                                                          RMB million  RMB million
Current tax
Provision for PRC enterprise income tax on the estimated taxable
profits for the year                                                           16,020       17,724
Over-provision in respect of PRC enterprise income tax for prior year            (375)         (14)
                                                                               ------       ------
                                                                               15,645       17,710
Deferred tax
Origination and reversal of temporary differences                               1,767       (1,335)
                                                                               ------       ------
                                                                               17,412       16,375
                                                                               ======       ======

      (i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2003 and 2002.

      (ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the

            Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

8    Dividends

                                                                                   2003           2002
                                                                            RMB million    RMB million
Interim dividend declared and paid of HK$0.16
(equivalent to approximately RMB0.17) (2002: nil) per share                       3,339             --

Final dividend proposed after the balance sheet date of HK$0.20
(equivalent to approximately RMB0.21)
   ((2002: HK$0.32) (equivalent to approximately RMB0.34)) per share              4,178          6,678
                                                                                  -----          -----
                                                                                  7,517          6,678
                                                                                  =====          =====

     The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

9    Earnings per share

     (a)  Basic earnings per share

          The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB35,556,000,000 (2002 (restated): RMB32,601,000,000) and the weighted average number of 19,671,653,899 shares (2002: 19,151,322,221 shares) in issue during the year.

     (b)  Diluted earnings per share

          The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB35,685,000,000 (2002 (restated): RMB32,729,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,762,812,436 shares (2002: 19,243,049,749 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

DISCUSSIONS OF SELECTED ITEMS OF THE RESULTS FOR THE YEAR 2003

1.   Strong Cash Flow and Sound Capital Structure

     In 2003, the Group's net cash from operating activities was RMB85,534 million and free cash flow (net cash from operating activities after deduction of capital expenditure incurred) was RMB35,529 million. At the end of 2003, the Group's total cash and bank balances were RMB56,356 million, of which 93.9 per cent., 5.3 per cent. and 0.8 per cent. were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively.

     During 2003, in accordance with its overall capital arrangement, the Group repaid, in advance of the original repayment timetable, RMB5,200 million of the deferred consideration arising out of the year 2002 acquisition of Anhui Mobile and the other 7 subsidiaries, in order to fine-tune its debt profile and lower its cost of capital. The Group's debt to capitalization ratio (capitalization represents the sum of total debts and shareholders' equity) at the end of 2003 was approximately 18.3 per cent. This reflects the Group's success in maintaining its financial position at a sound level and provides a solid foundation for the implementation of the Group's development strategies of organic and external growth, including the intended acquisition of the 10 provincial mobile telecommunications companies in Mainland China.

     To further reduce the cost of capital, the Group continued to fortify its centralized treasury function, making appropriate capital allocations, thereby enhancing the Group's ability to deploy internal funds with maximum utility. At the end of 2003, the Group's short-term and long-term borrowings totaled RMB44,600 million, representing a decrease of RMB16,380 million from those at the end of 2002. Of the total borrowings, 53.1 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases), and 46.9 per cent. was in U.S. dollars (consisting principally of U.S. dollar-denominated fixed rate notes and convertible notes, as well as the balance of the deferred consideration for the acquisition of the 8 provincial operators in 2002). Approximately 49.7 per cent. of the Group's borrowings were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, including capitalized interest) of the Group in 2003 was approximately 4.3 per cent., whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 26 times. This reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In 2003, Moody's upgraded the Company's corporate credit rating to Baa1 and Standard and Poor's has also recently upgraded the Company's corporate credit rating to BBB+, reflecting that the prudent financial measures consistently adopted by the Group have won further recognition from the market.

     The Group will continue to pursue prudent financial policies, strictly control financial risks, maintain its strong cash-flow generating capability, realize its competitive advantages, allocate its resources in a scientific manner, maintain debt at a sustainable level, lower its overall cost of capital and reinforce and develop favorable economic efficiency, with a view to generating greater returns for our shareholders.

2.   Capital Expenditure

     The Group's capital expenditure in 2003 was approximately US$6.0 billion, which represents an increase of approximately US$400 million from the original plan. In face of intensified market competition, the Group promoted voice usage volume in a flexible manner, which increased total network usage. Though the Group endeavored to promote voice usage volume during off-peak hours while concurrently continuing to optimize the allocation of network resources so as to ensure the effective utilization of its networks, pressures for network capacity expansion continued. In order to meet market needs, and after taking into account the Company's future development and investment efficiency, the Group increased its investment in GSM networks in 2003.

     The Group's newly budgeted capital expenditure from 2004 to 2006 is US$14.0 billion. The budgeted capital expenditure for each of the three years is US$5.8 billion, US$4.3 billion and US$3.9 billion, respectively. The new capital expenditure budget for 2004 is higher than the amounts previously budgeted, primarily as a result of the increased traffic volume and the need to enhance the Company's foundation for its future development. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems, and for the development of new technologies and new businesses. The required funding will be sourced largely from cash generated from the Group's operating activities. The Group is actively monitoring the development of 3G technologies and adopts a prudent approach to the full-scale investment and construction of 3G networks. Currently, only a minimal capital expenditure is budgeted annually for 3G monitoring and performance trials.

3.   Personnel Expenses

     The Group bolstered its human resources reforms, by further optimizing the closed-loop budget, performance-evaluation and incentive management system, thereby enabling the Group to retain and attract talented staff while maintaining effective control over personnel expenses. Personnel expenses were RMB7,700 million in 2003. The Group had a total of 63,859 employees as at 31

     December 2003. In order to align the interests of staff with those of shareholders, share options were granted to employees under the Company's share option scheme. Further details of the share option scheme will be disclosed in the "Report of the Directors" and Note 32 of the "Notes to the Financial Statements" in the 2003 Annual Report. The Group has also periodically provided training to its staff to encourage continuous learning and self-development, thus ensuring the competitiveness in the ever changing market environment.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the year ended 31 December 2003, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14 June 2004 to 16 June 2004 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Hong Kong Registrars Limited, Room 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 11 June 2004.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The 2003 annual report containing the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the website of the Stock Exchange in due course.

The financial information set out above does not constitute the Company's statutory financial statements for the years ended 31 December 2002 or 2003 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2003, which contain an unqualified auditors report, will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company's website at http://www.chinamobilehk.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

                        NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Mobile (Hong
Kong) Limited will be held on 16 June 2004 at 2.30 p.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements for the year ended 31 December 2003 and the Reports of the Directors and the Auditors.

2.   To declare a final dividend for the year ended 31 December 2003.

3.   To elect Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

                              ORDINARY RESOLUTIONS

5. "THAT the director's fee for each Director shall be fixed at the sum of HK$180,000 for each financial year commencing for the 2004 financial year and until the Company in general meeting otherwise determines. The director's fee will be payable on a time pro-rata basis for any non full year's service."

6.   "THAT:

     (a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

     (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

     (c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

          1.   the conclusion of the next annual general meeting of the Company;

          2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

          3. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

7. "THAT a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company

     (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or
     (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

     (a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

     (b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

          Such mandate shall expire at the earlier of:

          1.   the conclusion of the next annual general meeting of the Company;

          2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

          3. the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

8. "THAT the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 7 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

And as Special Business, to consider and, if thought fit, to pass the following as a special resolution:

                               SPECIAL RESOLUTION

9.   "THAT:

     (a) Article 2 of the Company's Articles of Association be amended by inserting the following definitions:

          `"Associates" has the same meaning ascribed to it under the HKSE Listing Rules;

          "HKSE Listing Rules" means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;';

     (b) Article 2 of the Company's Articles of Association be amended by deleting:

          `"Clearing House" shall mean a recognised clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance;'

          and replacing with:

          `"Clearing House" means a recognised clearing house under the Securities and Futures Ordinance or any other ordinance substituted therefor;';

     (c) Article 75 of the Company's Articles of Association be amended by inserting the words "Article 78A," immediately after the words "Subject to" in the first line of Article 75;

     (d)  the following Article 78A be added to the Company's Articles of
          Association:

          `78A Where a member is, under the HKSE Listing Rules, required to abstain from voting on any resolution or restricted to voting only for or only against any resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.';

     (e) Article 97 of the Company's Articles of Association be deleted and replaced with the following:

          `97 At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. The Company at any general meeting at which any Directors retire may fill the vacated offices.';

     (f) Article 100 of the Company's Articles of Association be amended by deleting the word "special" in the first line of Article 100 and replacing it with the word "ordinary";

     (g) Article 103 of the Company's Articles of Association be deleted and replaced with the following:

          `103 No person other than a retiring Director shall, unless recommended by the Board for re-election, be eligible for election to the office of Director at any annual general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected, shall have been lodged at the office or principal office of the Company during a period of not less than seven days commencing no earlier than the despatch of the notice of the annual general meeting and at least seven days before the date of the annual general meeting.';

     (h) Article 108 of the Company's Articles of Association be deleted and replaced with the following:

          `108 A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his Associates, is to his knowledge, materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

               (i) any contract or arrangement for the giving by the Company of any security or indemnity to the Director or his Associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

               (ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his Associates has himself or themselves assumed responsibility or guaranteed or secured in whole or in part whether alone or jointly;

               (iii) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his Associates are or are to be interested as a participant in the underwriting or sub-underwriting of the offer;

               (iv) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

               (v) any contract or arrangement concerning any other company in which the Director or his Associates are interested whether directly or indirectly as an officer or a shareholder or in which the Director or his Associates are beneficially interested in shares of that company other than a company in which the Director and any of his Associates are beneficially interested in 5 per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his Associates is derived) or of the voting rights (excluding for the purpose of calculating such 5 per cent. interest any indirect interest of such Director or his Associates by virtue of an interest of the Company in such company);

               (vi) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates both to Directors, his Associates and employees of the Company or of any of its subsidiaries and does not give the Director or his Associates any privilege not generally accorded to the class of persons to whom such scheme or fund relates; and

               (vii) any proposal or arrangement concerning the adoption, modification or operation of any employees' share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or his Associates may benefit.

               If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such chairman has not been fairly disclosed to the Board.'"

                                                        By order of the Board
                                                         Yung Shun Loy Jacky
                                                          Company Secretary

                                                             18 March 2004

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Board of Directors has recommended a final dividend for the year ended 31 December 2003 of HK$0.20 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 21 June 2004 to those shareholders whose names appear on the Company's register of members on 16 June 2004.

4. The register of members of the Company will be closed from 14 June 2004 to 16 June 2004 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 11 June 2004.

5. Concerning item 5 above, the proposed amount of HK$180,000 for each Director for each financial year is determined after taking into account the scale and complexity of the Company's business, and the workload and responsibility of Directors. The proposed amount is the same as that for the 2003 financial year.

6. Concerning item 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") will be set out in a separate letter from the Company to be enclosed with the 2003 Annual Report.

7. Concerning item 9 above, the purpose of this item is to bring the Articles of Association of the Company in line with certain changes to the Listing Rules (which will come into effect on 31 March 2004) and the Companies Ordinance (which came into effect on 13 February 2004). The background for the proposed amendments to the following Articles of Association of the Company is set out below:

     (a) Article 2    To reflect the change in the reference to the Securities
                      and Futures Ordinance (the "SFO"). The Securities and
                      Futures (Clearing House) Ordinance was repealed upon the commencement of the SFO on 1 April 2003. Any recognised clearing house under the repealed ordinance shall be deemed to have been recognised as a clearing house under the SFO.

     (b) Articles 75  To reflect the restriction on voting by members as
     and 78A          required by the amended Appendix 3 to the Listing Rules.

     (c) Articles 97  To (i) amend the articles so that all directors will be and 103 subject to retirement by rotation; and (ii) be consistent with the amended Appendix 3 to the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). The minimum period must be fixed for at least seven days and should commence no earlier than the despatch of the notice of the meeting appointed for such election and at least seven days before the date of such meeting.

     (d) Article 100  To be consistent with the amended Companies Ordinance that removal of any Director before the expiration of his period of office can be made by Ordinary Resolution instead of Special Resolution. That is to say, such a resolution will be carried by a simple majority of votes cast in favour of the resolution at that meeting.

     (e) Articles 108 To be consistent with the provision of the amended and 2 Appendix 3 to the Listing Rules so that (1) subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting; and (2) the term "associates" in relation to a Director will have the same meaning as defined in the Listing Rules.

8. Concerning item 9 above, as the Articles of Association of the Company only exist in English, the English text of the proposed resolution shall prevail over the Chinese text.